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April 13, 2010
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jay Ingram Mail Stop 7010

RE:	James Hardie Industries SE — Registration Statement on Form F-4 (File No. 333-165531)
Ladies and Gentlemen:
We are writing on behalf of our client, James Hardie Industries SE, a European Company (Societas Europaea) registered in The Netherlands (the “Company”), to provide our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 30, 2010 (the “Comment Letter”), relating to the above Registration Statement on Form F-4 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in italics and is followed by the corresponding response of the Company.
The changes made to the Registration Statement in response to the Staff’s comments will be set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company intends to file with the Commission on Tuesday, April 13, 2010. Amendment No. 1 also will contain certain other updates

Division of Corporation Finance
April 13, 2010

and changes from the copy of the Registration Statement filed on March 17, 2010. Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Registration Statement.
Prospectus Cover Page
1.	Please revise the cover to indicate that shareholders will continue to hold the same number of CUFS and ADSs in Irish SE if Stage 2 is approved
The cover page has been revised in response to the Staff’s comment.
Letter from the Chairmen
2.	Clearly indicate the changes to the proposed articles of association for Irish SE that resulted from your review of comments from investor advisory groups. Matters that you reviewed and declined to implement should also be highlighted in the Chairmen’s letter.
The Chairmen’s Letter has been revised in response to the Staff’s comment.
The Company greatly appreciates the Staff’s cooperation in assisting the Company to meet its scheduled meeting date. If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2704 or my colleague, Tim Fesenmyer, at (212) 735-2854.
Very truly yours,
/s/ Michael E. Gizang
Michael E. Gizang
Enclosure

cc:	Robert E. Cox, General Counsel James Hardie Industries SE